

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 1, 2017

Kevin Rubin
Chief Financial Officer
Alteryx, Inc.
3345 Michelson Drive, Suite 400
Irvine, California 92612

> **Re: Alteryx, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 24, 2017**
> **File No. 333-216237**

Dear Mr. Rubin:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Customers, page 94

1.   We note that you had over 2,300 customers in 2016 in 50 countries. Please tell us the basis for your statement that the customer list is "representative" of your customers in each of the industry categories (as opposed to being a list of your best known customers).

Customer Case Studies, page 95

2.   Revise to clarify whether and, if so, how these case studies are indicative of your "land and expand" strategy. We note that revenue increased in 2016 "primarily from additional sales to existing customers…."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding the financial statements and related matters. Please contact Greg Dundas, Attorney-Advisor, at (202) 551-3436 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications